UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

Commission File Number: 000-27866

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR

                      ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PowerVerde, Inc.

Full Name of Registrant

Former Name if Applicable

420 South Dixie Highway, Suite 4B,

Address of Principal Executive Office (Street and Number)

Coral Gables, Florida, 33146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2013, PowerVerde, Inc. (the “Company”) filed Form 12b-25 for a 15-day extension for filing its Annual Report on Form 10-K for the year ended December 31, 2012. The Company was unable to file its Form 10-K within the prescribed time period due to requiring additional time to prepare and review its financial statements, including the notes thereto, for the year ended December 31, 2012. The preparation and review of the financials was further delayed and such delay could not be eliminated by the Company without unreasonable effort and expense. The Company intends to file its Form 10-K on or before May 17, 2013.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard H. Davis	(305)	666-0024
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss is expected to increase to approximately $4,755,000 in 2012 from $2,553,465 in 2011. This increase was due primarily to the Company’s recognition of a one-time expense of $2,637,760 for the impairment of goodwill from a 2012 acquisition.

PowerVerde, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	BY:	/s/ Richard H. Davis
Richard H. Davis
Chief Executive Officer